UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

INTERLINK ELECTRONICS, INC.

(Exact name of registrant as specified in charter)

Nevada	001-37659	77-0056625
(State or other jurisdiction of	(Commission File Number)	(I.R.S. Employer
incorporation or organization)		Identification No.)

31248 Oak Crest Drive, Suite 110
Westlake Village, California	91361
(Address of principal executive offices)	(Zip Code)

Steven N. Bronson

Chief Executive Officer

(805) 484-8855

(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒                Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 — Conflict Minerals Disclosure

Item 1.01 — Conflict Minerals Disclosure and Report

This Form SD of Interlink Electronics, Inc. is filed in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period from January 1, 2016 to December 31, 2016. As used in this Form SD, unless otherwise expressly stated or the context otherwise requires, all references to “Interlink,” “we,” “our,” “Company” and similar references are to Interlink Electronics, Inc. and our consolidated subsidiaries.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in Rule 13p-1 are necessary to the production or functionality of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (“conflict minerals”). The “Covered Countries” for the purposes of Rule 13p-1 are the Democratic Republic of the Congo, Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia.

We manufacture or contract to manufacture products for which conflict minerals are necessary to the production or functionality of those products. We conducted a reasonable country of origin inquiry regarding such conflict minerals, which was designed to determine whether any of the conflict minerals originated in the Covered Countries or were from recycled or scrap sources.  Our reasonable country of origin inquiry is described in our Conflict Minerals Report, which is filed as Exhibit 1.01 to this Form SD, and is publicly available on our website at www.interlinkelectronics.com under “Investors—Corporate Governance.”

Item 1.02 — Exhibit

Interlink Electronics, Inc.’s Conflict Minerals Report for calendar year 2016 is filed as Exhibit 1.01 to this Form.

Section 2 — Exhibits

Item 2.01 — Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by duly authorized undersigned.

May 19, 2017	INTERLINK ELECTRONICS, INC.
(Registrant)

	By:	/s/ STEVEN N. BRONSON
Steven N. Bronson
Chief Executive Officer